Exhibit 99.1

Kenon Holdings Reports Q3 2018 Results and Additional Updates

Kenon continues to enhance shareholders’ value – announcing dividend of $100 million

Singapore, November 28, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2018 and additional updates to its businesses.

Key Highlights

OPC

•	Revenue in Q3 2018 amounted to $94 million, as compared to $97 million in Q3 2017.

•	Net profit in Q3 2018 was $11 million, as compared to a net profit of $10 million in Q3 2017.

•	EBITDA[1] in Q3 2018 increased to $29 million, as compared to $25 million in Q3 2017.

Qoros

•	Revenue in Q3 2018 increased to approximately $223 million, as compared to approximately $45 million in Q3 2017.

Kenon

•	On November 27, Kenon announced a cash dividend of $1.86 per share (approximately $100 million) for the year ending December 31, 2018 to Kenon’s shareholders.

Discussion of Results for the Three Months ended September 30, 2018

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. ("OPC"). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated November 28, 2018 for summary Kenon consolidated financial information; summary OPC consolidated financial information; summary Qoros financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; summary operational information of OPC’s generation businesses; and a reconciliation of Qoros’ Adjusted EBITDA (which is a non-IFRS measure) to net loss.

[1]	EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 28, 2018 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements presented in USD as included within Kenon's consolidated financial statements.  OPC's consolidated financial statements presented in NIS for Q3 2018 were furnished to the SEC by Kenon on a Form 6-K on November 14, 2018.

Summary Financial Information of OPC

	For the 3 months ended September 30,
	2018	2017
	($ millions)
Revenue	94	97
Cost of sales (excluding depreciation and amortization)	61	70
Finance expenses, net	6	4
Net profit	11	10
EBITDA	29	25

Revenue

	For the 3 months ended September 30,
	2018	2017
	$ millions
Revenue from energy generated by OPC and sold to private customers	61	63
Revenue from energy purchased by OPC and sold to private customers	7	6
Revenue from private customers in respect of infrastructures services	21	25
Revenue from energy sold to the System Administrator	1	-
Revenue from sale of steam	4	3
Total	94	97

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by Israeli’s Electricity Authority (“EA”), with some discount. The weighted-average generation component tariff for 2018, as published by the EA in January 2018, is NIS 0.2816 per KW hour. In 2017, the weighted-average generation component tariff was NIS 0.264 per KW hour. This change in the weighted-average generation component tariff is attributed to the mix of consumption in the market, which generally affects the customers of OPC-Rotem and OPC-Hadera. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

•
Revenue from energy generated by OPC and sold to private customers – decreased by $2 million in Q3 2018, as compared to Q3 2017. As OPC’s revenue is denominated in NIS, translation of its revenue to US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations on the translation of OPC’s revenues, OPC’s revenues remained the same as in Q3 2017, primarily as a result of a $3 million increase in revenues due to an  increase in the generation component, offset by lower availability (as a result of planned maintenance that commenced in September 2018) and lower consumption by OPC’s customers.

•
Revenue from energy purchased by OPC and sold to private customers – increased by $1 million in Q3 2018, as compared to Q3 2017, primarily as a result of higher revenues from sale of energy purchased from Israel Electric Company (IEC) due to the maintenance at Rotem in September 2018.

•
Revenue from private customers in respect of infrastructures services – decreased by $4 million in Q3 2018, as compared to Q3 2017, primarily as a result of (i) a $3 million decrease in the infrastructure tariffs in 2018, and (ii) a $1 million decrease due to lower consumption of OPC’s customers.

•	Revenue from energy sold to the System Administrator – increased by $1 million in Q3 2018, as compared to Q3 2017, primarily as a result of lower consumption by OPC’s private customers.

•	Revenue from sale of steam – increased by $1 million in Q3 2018, as compared to Q3 2017, primarily as of a result of higher steam consumption and a change in the steam price formula.

Cost of Sales (Excluding Depreciation and Amortization)

	For the 3 months ended September 30,
	2018	2017
	$ millions
Natural gas and diesel oil consumption	29	32
Payment to IEC for infrastructure services and purchase of electricity	27	31
Natural gas transmission	2	3
Operating expenses	3	4
Total	61	70

•
Natural gas and diesel oil consumption – decreased by $3 million in Q3 2018, as compared to Q3 2017, primarily due to a $5 million decrease in diesel oil cost, as a result of (i) reimbursement from IEC for diesel oil cost in prior years and (ii) a decrease in consumption of diesel oil, as in Q3 2017 OPC generated more energy using diesel oil due to a shortage of natural gas. The decrease was partially offset by a $1 million increase in natural gas costs due to the full availability of natural gas in Q3 2018, as well as exchange rate fluctuations over the price of natural gas purchased.

•
Payment to IEC for infrastructures services and purchase of electricity –decreased by $4 million in Q3 2018, as compared to Q3 2017, primarily as a result of a $4 million decrease due to lower infrastructure service tariffs in 2018. The decrease was partially offset by a $1 million increase in consumption of infrastructure services, as a result of the maintenance of Rotem plant in September 2018.

Financing Expenses, Net

Financing expenses, net increased by $2 million in Q3 2018, as compared to Q3 2017. The increase was primarily due to CPI indexation of Rotem’s senior debt.

Net Profit

Net profit increased by $1 million in Q3 2018 to $11 million, as compared to a net profit of $10 million in Q3 2017, primarily as a result of the reasons discussed above.

EBITDA

EBITDA increased by $4 million in Q3 2018 to $29 million, as compared to $25 million in Q3 2017, primarily as a result of the reasons discussed above.

Liquidity and Capital Resources

As of September 30, 2018, OPC had cash, cash equivalents and short-term deposits of $157 million, restricted cash of $72 million, and consolidated indebtedness of $609 million, consisting of $23 million of short-term indebtedness and $586 million of long-term indebtedness.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $276 million).

Construction of the OPC-Hadera plant began in June 2016. As of September 30, 2018, OPC-Hadera had invested an aggregate of NIS 760 million (approximately $210 million) in the construction of the Hadera power plant and related infrastructure.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet. The total consideration for the acquisition is estimated to be approximately $23 million (not including project development costs), subject to certain adjustments, of which $7.2 million has been paid to date.

Tzomet still requires (among other requirements) a license for the project from the EA. For a discussion of this license and the related correspondence with the Israel Concentration Committee, see Kenon’s Annual Report on Form 20-F for the year ended December 31, 2017.

In September 2018, Tzomet signed a planning, procurement and construction agreement with PW Power Systems LLC (“PW”) for construction of the Tzomet project. The agreement is a “lump-sum turnkey” agreement. Pursuant to this agreement, PW committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation. Pursuant to the agreement, PW undertook to complete the construction work of the Tzomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from Tzomet, subject to certain exceptions set out in the agreement. Tzomet is not required to submit a work commencement order and is permitted to conclude the agreement in each of its stages, subject to circumstances stipulated in the agreement. The aggregate consideration payable over the term of the agreement is approximately $300 million, and is payable based on the achievement of milestones.

Update on Rotem Planned Major Overhaul Maintenance

OPC’s long-term service agreement with Mitsubishi for Rotem includes timetables for performance of the maintenance work, and in particular the first “major overhaul” maintenance, which is to be executed every six years. On September 25, 2018, the major overhaul maintenance work was commenced as planned. During the maintenance, the Rotem plant’s operations were halted along with the related energy generation activities. Supply of electricity to Rotem’s private customers continued as usual using energy purchased by OPC, in accordance with the standards published by the EA and Rotem’s PPA agreement with the IEC. On November 10, 2018, the maintenance work was completed as planned. Performing such maintenance work, including halting operations, impacts the financial results of OPC during the maintenance period. The main impact is expected in the fourth quarter of 2018.

Qoros2

Car Sales

Qoros sold approximately 17,500 cars in the third quarter of 2018, which included orders from a leasing company introduced by the new majority owner of Qoros  (the "New Qoros Investor"), in accordance with the investment agreement pursuant to which the New Qoros Investor became the controlling shareholder of Qoros.

Discussion of Qoros’ Results for Q3 2018

Qoros’ revenue increased in Q3 2018 to RMB1,531 million (approximately $223 million), as compared to RMB306 million (approximately $45 million) in Q3 2017, primarily due to the increase in car sales.

Qoros’ cost of sales increased in Q3 2018 to RMB1,831 million (approximately $267 million), as compared to RMB397 million (approximately $58 million) in Q3 2017, mainly as a result of the increase in car production and the related increase in depreciation and amortization (approximately $40 million in Q3 2018 compared to approximately $13 million in Q3 2017).

Qoros’ net loss for Q3 2018 was RMB621 million (approximately $90 million), as compared to RMB285 million (approximately $41 million) in Q3 2017 primarily due to the factors above.

Qoros’ Adjusted EBITDA3 decreased from negative RMB115 million (approximately negative $17 million) in Q3 2017 to negative RMB279 million (approximately negative $41 million) in Q3 2018, due to the factors described above.

ZIM

Discussion of ZIM’s Results for Q3 2018

ZIM carried approximately 730 thousand TEUs in Q3 2018, representing a 6.1% increase as compared to Q3 2017, in which ZIM carried approximately 688 thousand TEUs. ZIM’s revenue increased by 3% in Q3 2018 to $841 million, as compared to $817 million in Q3 2017, primarily due to the increase in carried quantities. ZIM’s operating expenses increased by 10% to $768 million in Q3 2018, as compared to $699 million in Q3 2017, primarily as a result of (i) a $49 million increase in bunker expense, (ii) a $30 million increase in lease expense of vessels and containers, offset by (iii) a $7 million decrease in port expenses, and (iv) a $3 million decrease in cargo handling expenses.

Strategic Cooperation with 2M Alliance

In September 2018, ZIM commenced a strategic operational cooperation with the “2M” (Maersk and MSC) alliance. According to this cooperation, ZIM and the parties of the 2M alliance operate together certain lines between Asia and the US East-Coast, enabling ZIM to provide its customers improved port coverage and transit time, while generating cost efficiencies.

[2]	Convenience translations of RMB amounts into US Dollars use a rate of 6.87: 1.
[3]
Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 28, 2018 for the definition of Qoros’ Adjusted EBITDA and a reconciliation to its net loss for the applicable period.

Additional Kenon Updates

Declaration of a Dividend for the Year Ending December 31, 2018

On November 27, 2018, Kenon announced that its board of directors approved a dividend of $1.86 per share (approximately $100 million) for the year ending December 31, 2018 to Kenon’s shareholders of record as of the close of trading on December 7, 2018, for payment on December 17, 2018.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of September 30, 2018, Kenon’s cash balance was $142 million. There is no remaining debt at the Kenon level.

Following Kenon’s payment of the Dividend as discussed above, Kenon will retain cash of approximately $40 million.

Kenon is the beneficiary of a four-year deferred payment agreement in the amount of $175 million, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest starting from December 31, 2017, payable in kind (principal is $186 million including accrued interest as of September 30, 2018) . The  deferred payment is subject to tax.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on November 28, 2018, starting at 9:00 am Eastern Time. Kenon's and OPC's management will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:	31583851
US:	1-888-407-2553
Israel:	03-9180610
UK:	0-800-917-9141
International:	+65-31583851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 10:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:
•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including expected installed capacity and cost, and statements with respect to the pursuit of a licence from the EA for the Tzomet project, statements with respect to the  EPC contract with PW for the Tzomet project and statements about the planned maintenance at Rotem and the financial impact of such maintenance, (ii) with respect to ZIM, statements with respect to the 2M alliance and its expected benefits, and (iii) statements with respect to the dividend, including the timing of the dividend and Kenon's expected cash on hand following the dividend and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to obtaining the EA license and other approvals required to proceed with the Tzomet project and risks relating to the EPC contract for Tzomet and maintenance of Rotem, (ii) with respect to ZIM, risks relating to the 2M alliance, including the risk that ZIM is unable to obtain the benefits of such alliance, (iii) with respect to Kenon, risks relating to the dividend, including the risk that Kenon is unable to distribute the dividend as expected, and (iv) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +65 6351 1780